Exhibit 99.1

Iris Energy Reports Record Full Year FY22 Results
Key Highlights

•	Record revenue of $59.0 million (+647% YoY)
•	Record Adjusted EBITDA of $26.2 million (+1,791% YoY)[1]
•	Record Adjusted EBITDA Margin of 44% (+144% YoY)[2]
•	Record cash flow from operations of $21.6 million (+1,124% YoY)
•	Record average operating hashrate of 747 PH/s (+611% YoY) and 1,398 Bitcoin mined (+422% YoY) from 100% renewable energy powered operations since inception[3]
•	$110.0 million cash and cash equivalents as of June 30, 2022 and no corporate debt[4]
•	Post financial year end:
o	Agreement reached with Bitmain to ship an additional 1.7 EH/s of miners, increasing total expected Company operating capacity from 4.3 EH/s to 6.0 EH/s
o	1.5 EH/s (50MW) at Mackenzie (BC, Canada) energized ahead of schedule
o	1.4 EH/s (50MW) at Prince George (BC, Canada) on track for September 2022
o	Company operating capacity guidance increased from 4.3 EH/s to 4.7 EH/s by the end of Q4 2022
o	Initial 40MW planned at Childress (Texas, USA) to reach 6.0 EH/s

SYDNEY, AUSTRALIA, September 13, 2022 (GLOBE NEWSWIRE) -- Iris Energy Limited (NASDAQ: IREN) (“Iris Energy” or “the Company”), a leading owner and operator of institutional-grade, highly efficient Bitcoin mining data centers powered by 100% renewable energy, today reported its financial results for the full year ended June 30, 2022. All $ amounts are in United States Dollars (“USD”) unless otherwise stated.

“We are pleased to report record financial and operating results as part of our inaugural full year report as a listed company,” said Daniel Roberts, Co-Founder and Co-Chief Executive Officer of Iris Energy.

“FY22 was a transformational year for Iris Energy where we continued to deliver on our plan to significantly expand our operations beyond our first site in Canal Flats (BC, Canada) that has been operating since 2019. Our average operating hashrate increased by 611% during the period (from 0.1 EH/s to 0.7 EH/s), and our operating capacity is expected to be 3.7 EH/s by the end of September 2022 across three operating sites in BC, Canada.”

“Our proprietary data centers continue to lead the market in terms of efficiency, with Iris Energy mining 16% more Bitcoin per EH/s compared to the peer average5. Further, our strategy of selling our mined Bitcoin daily has allowed us to achieve a 75% higher average realized price per Bitcoin for fiscal year 2022 compared to the average Bitcoin price in June 20226. These factors helped grow our revenue by 647% to $59.0 million and operating cash flows by 1,124% to $21.6 million.”

Daniel Roberts concluded, “Looking forward, the recent volatility in the Bitcoin price and related industry challenges reaffirms our confidence in our long-term, vertically integrated strategy. We remain focused on building a multi-decade, institutional grade, infrastructure platform while maintaining balance sheet discipline.”

1 Adjusted EBITDA is a non-IFRS measure. See page 6 for reconciliation to net profit/(loss) after income tax expense, the nearest IFRS measure.
2 Adjusted EBITDA Margin is a non-IFRS measure. See page 6 for reconciliation to net profit/(loss) after income tax expense, the nearest IFRS measure.
3 Currently approximately 97% directly from renewable energy sources; approximately 3% from purchase of RECs.
4 Existing equipment financing is limited recourse financing within wholly owned subsidiaries of the Company.
5 Calculated as the average of monthly Bitcoin mined per EH/s between January 1, 2022 and August 31, 2022 with reference to peer public disclosures. Peer group comprises Bitfarms, Core Scientific, Hut 8, Riot Blockchain, Argo Blockchain, Marathon Digital, Hive Blockchain, Cleanspark and Greenidge.
6 Iris Energy FY22 (July 1, 2021 – June 30, 2022) average realized Bitcoin price of $42,216 compared to average June 2022 Bitcoin price of $24,182 (calculated using Nasdaq data feed).

“I am proud of what Iris Energy has accomplished over the last 12 months,” said Lindsay Ward, Iris Energy’s President. “Our team’s extensive in-house construction management and operational expertise has allowed us to efficiently and rapidly expand our operating footprint across North America ahead of schedule. By calendar year end, we anticipate having 4.7 EH/s of our 6.0 EH/s of operating capacity energized.”

Full Year FY22 Results

Iris Energy generated record revenue during the period ($59.0 million vs. $7.9 million in the prior period), attributable to the increase in the Company’s average operating hashrate and a higher average realized price per Bitcoin (despite an increase in the global hashrate).

Notwithstanding an increase in electricity and other site costs during the period ($15.6 million vs. $2.9 million in the prior period), as well as an increase in the global hashrate and lower transaction fees, the Company’s average electricity costs per Bitcoin mined reduced ($7,850 vs. $9,888 in the prior year), primarily as a result of materially improved power efficiency of our mining fleet (driven by ongoing installation of new generation miners).

Other corporate expenses, excluding foreign exchange gains and losses, one-off expenses, depreciation and amortization and shared-based compensation expense, increased during the period ($17.2 million vs. $3.7 million in the prior period), primarily attributable to higher headcount to support our data center build out and commencement of operations across North America, as well as related insurance costs.

The Company generated record Adjusted EBITDA1 ($26.2 million vs. $1.4 million in the prior period) and Adjusted EBITDA Margin2 (44% vs. 18% in the prior period) during the period, demonstrating the attractive operating leverage within the business (i.e. higher average revenue and lower average electricity costs per Bitcoin mined as compared to the prior period, partially offset by higher corporate costs).

Cash flow from operations was $21.6 million for the period (vs. $1.8 million in the prior period), primarily attributable to the increase in the Company’s average operating hashrate and a higher average realized price per Bitcoin (despite an increase in the global hashrate).

Net Loss After Tax for the period was $419.8 million for the period (vs. Net Loss After Tax of $60.4 million in the prior period), primarily attributable to a one-off non-cash mark-to-market of convertible instruments converted into equity at IPO ($418.7 million impact during the period).

Cash and cash equivalents as of June 30, 2022 was $110.0 million, with no corporate debt held by the Company on its balance sheet7.

Operational and Corporate Highlights

For the latest detailed updates on our construction and hashrate deployment progress, please refer to our monthly investor updates at https://investors.irisenergy.co/news-releases.

•	Key corporate milestones achieved during the financial year:
o	Completed successful $232 million Nasdaq IPO led by J.P. Morgan, Canaccord Genuity and Citigroup
o	Executed 600MW connection agreement with AEP Texas
o	Secured $71 million equipment financing facility with NYDIG
o	Canal Flats (BC, Canada) – achieved record average operating hashrate of 873 PH/s in May 2022, exceeding previously announced site capacity of 0.7 EH/s
o	Welcomed key new hires, including Lindsay Ward (President), Mike Alfred (Non-Executive Director), Belinda Nucifora (Chief Financial Officer) and David Shaw (Chief Operating Officer)

7 Existing equipment financing ($109.4 million as of June 30, 2022) is limited recourse financing within wholly owned subsidiaries of the Company.

•	Post financial year end:
o
Agreement reached with Bitmain to ship an additional 1.7 EH/s of S19j Pro miners, increasing expected operating capacity from 4.3 EH/s to 6.0 EH/s ($46.7 million of the previous $130 million of payments made to Bitmain, along with an additional payment of $5.9 million of cash on hand, utilized as payment for the additional 1.7 EH/s of miners8)

o	Expansion of operating capacity across multiple sites:
•	Mackenzie (BC, Canada) – 1.5 EH/s (50MW) energized ahead of schedule; site operating capacity expected to increase from 2.1 EH/s to 2.5 EH/s by the end of Q4 2022[9]
•	Prince George (BC, Canada) – 1.4 EH/s (50MW) on track for energization in September 2022 (commissioning activities underway)
•	Company operating capacity guidance increased from 4.3 EH/s to 4.7 EH/s by the end of Q4 2022
•	Childress (Texas, USA) – initial 40MW currently planned for deployment of the remaining 1.3 EH/s of miners to reach total expected Company operating capacity of 6.0 EH/s in 2023

Webcast and Conference Details

A live webcast of the earnings conference call, along with the associated presentation, may be accessed at https://investors.irisenergy.co/events-and-presentations and will be available for replay for one year.

Date:	Tuesday, September 13, 2022
Time:	5:00 p.m. USA Eastern Time (2:00 p.m. Pacific Time or 7:00 a.m. Australian Eastern Standard Time)

	Participant	Registration Link
	Live Webcast	Use this link
	Phone Dial-In with Live Q&A	Use this link

Please note, participants joining the conference call via the phone dial-in option will receive their dial-in number, passcode and PIN following registration using the link above. It would be appreciated if all callers could dial in approximately 5 minutes prior to the scheduled start time.

There will be a Q&A session after the Company delivers its FY22 financial results. Those dialling in via phone can elect to ask a question via the moderator. Participants on the live webcast have the ability to pre-submit a question upon registering to join the webcast or can submit a question during the live webcast.

8 Utilization of the remaining $83.3 million of payments in respect of additional contracted miners above 6.0 EH/s continue to be subject to ongoing discussions with Bitmain. The Company has not made all recent scheduled payments under the separate $400 million hardware purchase contract and does not currently expect to make upcoming scheduled payments in respect of future deliveries. The timing and volume of any additional future deliveries under that contract (including utilization of the remaining $83.3 million of payments) is subject to ongoing discussions with Bitmain. The Company can make no assurances as to the outcome of these discussions, including the impact on timing of any future deliveries or payments made under that contract.
9 Operating capacity with respect to the final 30MW phase of Mackenzie is expected to increase from 0.6 EH/s to 1.0 EH/s to support 0.4 EH/s of the recently announced 1.7 EH/s of additional Bitmain S19j Pro miners.

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports the decarbonization of energy markets and the global Bitcoin network.

•	100% renewables: Iris Energy targets markets with low-cost, under-utilized renewable energy, and where the Company can support local communities
•
Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

•
Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers with cumulative experience in delivering >$25bn in energy and infrastructure projects globally

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the expected increase in the Company’s power capacity and operating capacity, the Company’s business plan, the Company’s capital raising plans, the Company’s anticipated capital expenditures and additional borrowings, the impact of discussions with Bitmain regarding the Company’s hardware purchase contract for additional miners, and the expected schedule for hardware deliveries and for commencing and/or expanding operations at the Company’s sites. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs; long term outage or limitation of the internet connection at Iris Energy’s sites; any critical failure of key electrical or data center equipment; serial defects or underperformance with respect to Iris Energy’s equipment; failure of suppliers to perform under the relevant supply contracts for equipment that has already been procured which may delay Iris Energy’s expansion plans; supply chain and logistics issues for Iris Energy or Iris Energy’s suppliers; cancellation or withdrawal of required operating and other permits and licenses; customary risks in developing greenfield infrastructure projects; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional financing (whether because of the conditions of the markets, Iris Energy’s financial condition or otherwise) on a timely basis, or at all, which could adversely impact the Company’s ability to meet its capital commitments (including payments due under its hardware purchase contracts with Bitmain) and the Company’s growth plans; Iris Energy’s failure to make certain payments due under any one of its hardware purchase contracts with Bitmain on a timely basis could result in liquidated damages, claims for specific performance or other claims against Iris Energy, any of which could result in a loss of all or a portion of any prepayments or deposits made under the relevant contract or other liabilities in respect of the relevant contract, and could also result in Iris Energy not receiving certain discounts under the relevant contract or receiving the relevant hardware at all, any of which could adversely impact its business, operating expansion plans, financial condition, cash flows and results of operations; the terms of any additional financing, which could be less favorable or require Iris Energy to comply with more onerous covenants or restrictions, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; competition; Bitcoin prices, which could adversely impact its financial condition, cash flows and results of operations, as well as its ability to raise additional financing; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s annual report on Form 20-F filed with the SEC on September 13, 2022, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any forward-looking statement that Iris Energy makes in this press release speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Non-IFRS Financial Measures

This release includes non-IFRS financial measures, including Adjusted EBITDA and Adjusted EBITDA Margin. We provide Adjusted EBITDA and Adjusted EBITDA Margin in addition to, and not as a substitute for, measures of financial performance prepared in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBTIDA and Adjusted EBITDA Margin. For example, other companies, including companies in our industry, may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance.

The Group uses EBITDA and Adjusted EBITDA as a metric that is useful for assessing its operating performance before the impact of non-cash and other items.

EBITDA is net profit or (loss) from operations, as reported in profit and loss, before finance income and expense, tax and depreciation and amortization.

Adjusted EBITDA is EBITDA adjusted for removing certain non-cash and other items, including share- based payment expenses, foreign currency gains/(losses) and one-time transactions. See below for a reconciliation to net profit/(loss) after income tax expense, the nearest applicable IFRS measure, for the periods presented.

Adjusted EBITDA Reconciliation (USD’000)	Year ended June 30, 2022	Year ended June 30, 2022
Bitcoin mining revenue	59,037	7,898
Electricity and other site costs [1]	(15,583)	(2,855)
Other corporate costs	(17,225)	(3,657)
Adjusted EBITDA	26,229	1,386
Adjusted EBITDA Margin	44%	18%

Reconciliation to consolidated statement of profit or loss
Add/(deduct):
Other income	12	590
Foreign exchange gains	8,009	2,542
Share-based payments – founders [2]	(11,442)	(141)
Share-based payments – other [3]	(2,454)	(664)
Other expense items [4]	(4,297)	(443)
EBITDA	16,057	3,270

Fair value loss and interest expense on hybrid financial instruments [5]	(418,726)	(60,656)

Other finance expense	(6,715)	(519)
Interest income	79	6
Depreciation	(7,741)	(1,252)
Loss before income tax expense	(417,046)	(59,151)
Income tax expense	(2,724)	(1,239)
Loss after income tax expense	(419,770)	(60,390)

1)	Electricity and other site costs includes electricity charges, site employee benefits, repairs and maintenance and site utilities.
2)
Share-based payments expense includes expenses recorded on Founder options, including (1) Founder price target options (Executive Director Liquidity and Price Target Options) that vested on IPO during the quarter ended December 31, 2021. No further expense will be recorded in relation to these price target options. (2) Founder long-term options (Executive Director Long-term Target Options) which were granted in September 2021 in connection with the IPO. These long-term options are currently "out of the money" with an exercise price of $75 and initial share price vesting conditions of $370, $650, $925 and $1,850 for each tranche granted. See note 31 of the consolidated financial statements for further information.

3)	Share-based payments expense includes expense recorded in relation to incentives issued under the Employee Share Plans, Employee Option Plan and Non-Executive Director Option Plan.
4)
Other expense items includes expenses incurred relating to the IPO and the exploration of multiple financing options that did not proceed due to current market conditions and available financing terms.

5)
Includes fair value losses recorded on SAFE, convertible notes and associated embedded derivatives that were converted into ordinary shares upon the Group’s listing on the Nasdaq. The net fair value losses recorded on these instruments represents the movement in the share price from date of issuance of these instruments to the IPO listing price of $28. All of these instruments converted to ordinary shares on November 16, 2021, the associated fair value gains/(losses) are non-cash movements and do not impact the cash position of the Group. See note 8 of the consolidated financial statements for further information.

The Group uses EBITDA and Adjusted EBITDA as a metric that is useful for assessing its operating performance before the impact of non-cash and other items. EBITDA is net profit or (loss) from operations, as reported in profit and loss, before finance income and expense, tax and depreciation and amortization. Adjusted EBITDA is EBITDA adjusted for removing certain non-cash and other items, including share-based payment expenses, foreign currency gains/(losses) and one-time transactions.

Contacts
Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Bom Shin
Iris Energy
+61 411 376 332
bom.shin@irisenergy.co

To keep updated on Iris Energy’s news releases and SEC filings, please subscribe to email alerts at https://investors.irisenergy.co/ir-resources/email-alerts.